827711

Fosters Brewing

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

04010237

10 February, 2004

Reclassification of reported interest bearing liabilities

The 31 December 2003 statement of financial position of Foster's Group Limited reported in Appendix 4D contained a misclassification between "current" and "non-current" interest bearing liabilities. The following are amended pages 3 of Appendix 4D and page 13 of the Profit report. The amendment is summarised as follows:

	Previously Reported $m	Revised $m
Interest bearing liabilities		
- Current	1,443.2	256.7
- Non-current	740.3	1,926.8
Total interest bearing liabilities	2,183.5	2,183.5

Further information:

Media:
Nicole Devlin
Manager, Corporate Affairs
+613 9633 2261
0418 202 375

Investor Relations:
Robert Porter
Vice President, Investor Relations
+613 9633 2560
0407 391 829

dlw 3/3

2. Consolidated statement of financial position

	At End of Current Period			As Shown in Last Annual Report			As in Last Half Yearly Report		
	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m	Continuing $m	Discontinued $m	Total $m
Current Assets									
Cash assets	1,499.2	-	1,499.2	331.8	25.8	357.6	167.6	66.5	234.1
Receivables	1,521.4	-	1,521.4	1,421.0	8.3	1,429.3	1,370.4	7.6	1,378.0
Inventories	1,027.2	31.1	1,058.3	1,123.0	36.3	1,159.3	1,228.5	47.7	1,276.2
Other current assets	45.9	-	45.9	54.8	0.3	55.1	53.5	3.1	56.6
Total Current Assets	**4,093.7**	**31.1**	**4,124.8**	**2,930.6**	**70.7**	**3,001.3**	**2,820.0**	**124.9**	**2,944.9**
Non-Current Assets									
Receivables	90.0	-	90.0	102.7	-	102.7	123.7	-	123.7
Investments accounted for using the equity method	78.5	-	78.5	89.7	-	89.7	70.8	-	70.8
Other financial assets	79.4	-	79.4	1.9	-	1.9	2.5	-	2.5
Inventories	551.8	-	551.8	571.8	-	571.8	617.9	-	617.9
Property, plant and equipment	1,977.6	-	1,977.6	2,086.5	685.3	2,771.8	2,274.6	667.5	2,942.1
Agricultural assets	282.4	-	282.4	328.5	-	328.5	356.6	-	356.6
Intangible assets	2,254.3	-	2,254.3	2,382.8	50.6	2,433.4	2,547.6	41.0	2,588.6
Deferred tax assets	276.5	-	276.5	247.7	-	247.7	234.4	-	234.4
Other non-current assets	31.9	-	31.9	40.1	-	40.1	61.4	-	61.4
Total Non-Current Assets	**5,622.4**		**5,622.4**	**5,851.7**	**735.9**	**6,587.6**	**6,289.5**	**708.5**	**6,998.0**
Total Assets	**9,716.1**	**31.1**	**9,747.2**	**8,782.3**	**806.6**	**9,588.9**	**9,109.5**	**833.4**	**9,942.9**
Current Liabilities									
Payables	2,065.9	40.5	2,106.4	1,230.6	29.9	1,260.5	1,187.0	49.7	1,236.7
Interest bearing liabilities	256.7	-	256.7	770.9	-	770.9	892.8	-	892.8
Current tax liabilities	123.6	-	123.6	107.7	-	107.7	109.4	-	109.4
Provisions	105.5	-	105.5	118.7	13.0	131.7	61.6	10.7	72.3
Total Current Liabilities	**2,551.7**	**40.5**	**2,592.2**	**2,227.9**	**42.9**	**2,270.8**	**2,250.8**	**60.4**	**2,311.2**
Non-Current Liabilities									
Payables	130.0	-	130.0	183.8	-	183.8	83.9	-	83.9
Interest bearing liabilities	1,926.8	-	1,926.8	2,234.3	-	2,234.3	2,624.4	-	2,624.4
Deferred tax liabilities	271.8	-	271.8	326.3	-	326.3	289.7	-	289.7
Provisions	73.9	-	73.9	74.4	6.2	80.6	77.8	9.6	87.4
Total Non-Current Liabilities	**2,402.5**		**2,402.5**	**2,818.8**	**6.2**	**2,825.0**	**3,075.8**	**9.6**	**3,085.4**
Total Liabilities	**4,954.2**	**40.5**	**4,994.7**	**5,046.7**	**49.1**	**5,095.8**	**5,326.6**	**70.0**	**5,396.6**
Net Assets	**4,761.9**	**(9.4)**	**4,752.5**	**3,735.6**	**757.5**	**4,493.1**	**3,782.9**	**763.4**	**4,546.3**
Equity									
Contributed equity	3,669.1	-	3,669.1	3,511.9	-	3,511.9	3,481.6	-	3,481.6
Reserves	(107.0)	-	(107.0)	18.3	-	18.3	16.5	-	16.5
Retained profits	1,152.8	(9.4)	1,143.4	153.2	757.5	910.7	230.7	763.4	994.1
Equity attributable to members of the parent entity	4,714.9	(9.4)	4,705.5	3,683.4	757.5	4,440.9	3,728.8	763.4	4,492.2
Outside equity interests in controlled entities	47.0	-	47.0	52.2	-	52.2	54.1	-	54.1
Total Equity	**4,761.9**	**(9.4)**	**4,752.5**	**3,735.6**	**757.5**	**4,493.1**	**3,782.9**	763.4	**4,546.3**

Balance Sheet

As at 31 December	2003 $m	2002 $m
Current assets		
Continuing operations	4,093.7	2,820.0
Discontinued operations	31.1	124.9
Total current assets	4,124.8	2,944.9
Non-current assets		
Continuing operations	5,622.4	6,289.5
Discontinued operations	-	708.5
Total non-current assets	5,622.4	6,998.0
Total assets	**9,747.2**	**9,942.9**
represented by:		
Australian Beer	2,020.1	1,925.4
International Beer	246.3	261.2
Wine	4,463.4	5,414.9
Property and Investments	281.6	282.7
Corporate (incl. tax and cash balances)	2,704.7	1,291.8
Continuing operations	**9,716.1**	**9,176.0**
Discontinued operations	31.1	766.9
	9,747.2	**9,942.9**
Current liabilities		
Continuing operations	2,551.7	2,250.8
Discontinued operations	40.5	60.4
Total current liabilities	2,592.2	2,311.2
Non-current liabilities		
Continuing operations	2,402.5	3,075.8
Discontinued operations	-	9.6
Total non-current liabilities	2,402.5	3,085.4
Total liabilities	**4,944.7**	**5,396.6**
Total equity	**4,752.5**	**4,546.3**
Net debt	684.3	3,283.1
Gearing 31 December (%)	14.4%	72.2%
Gearing post off-market buy-back payment (%)	28.5%	
EBITAS interest cover (times)	15.5	7.3

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 11-Feb-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	30,008,309	964,239
4	Total consideration paid or payable for the shares	135,599,469	4,143,911

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.35 date: 21-Jan-04	highest price paid: $4.32 lowest price paid: $4.27 highest price allowed under rule 7.33: $4.52

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	6,714,035

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12-Feb-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

12 February 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Document to be sent to all shareholders

In accordance with Listing Rule 3.17, we attach a copy of a newsletter that will be sent to all shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

Walt Klenz Interview continued from page 3

the rate of growth of the Australian bottled table wine market. The growth of our core brands, Wolf Blass and Yellowglen has continued to drive performance.

In Europe, while we were affected by softer sales on the Continent, our key UK business, led by Wolf Blass, which is imported from Australia, grew over 20% and we maintain a premium pricing position in this market.

What has been the strategy to manage through the recent market conditions?

Our focus continues to be building and maintaining Beringer Blass as a premium wine company.

I have said that in the US, we have had to spend more promotional dollars to maintain our market presence. But we have been disciplined to ensure that we don't shift products out of their key price points.

We have continued to work closely with our distributors, our customers and end consumers to build the market presence of our brands.

Beringer Blass maintains enviable margins and has generated strengthened cash flows, despite the lower earnings contribution. However, in light of tough market conditions, we have redoubled our efforts to extract operational efficiencies and improve returns from our global wine business. Jamie Odell's appointment (as discussed in the *Foster's People* section) is an important driver for a comprehensive review of all aspects of our business.

What is the outlook for the BBWE business?

I continue to have great confidence in the outlook for the premium wine market despite the recent highly competitive trading conditions.

There is no doubt that the trends are favourable for increased wine consumption and, more importantly, for wine drinkers "trading –up" in both wine quality and what they spend on wine. Beringer Blass's approach is based on building premium, consumer recognised brands and developing excellent relationships with our customers.

Our global success with the Wolf Blass brand, the undoubted position of Beringer as a key leading US premium brand, our ability to innovate and build brand recognition and our unrelenting focus on the cost and capital efficiencies in our business, are key to the delivery of value to our shareholders.

Foster's People

Foster's has recently announced the creation of new senior management positions to assist with the next phase of Foster's growth. A revised global organisational structure for BBWE Trade has been implemented to provide dedicated management focus to drive the business globally, enhance global brand management capabilities and deliver supply chain efficiencies. The appointments of Jamie Odell and Neville Fielke are profiled below.



Jamie Odell

As part of the Beringer Blass global trade restructure, Jamie Odell has been appointed to the newly created role of Chief Operating Officer Global Trade. Jamie will have responsibility for the global Wine Trade operations in North America, Europe and Asia Pacific.

He will also be responsible for global supply chain management and the wine services business. Jamie has over 24 years experience in the beverage industry in Australia, Asia and the UK. He was previously Managing Director Trade Asia Pacific for Beringer Blass.

Jamie's key objectives include a complete review of the wine trade division and the implementation of programmes to improve profitability and returns across the business.



Neville Fielke

Neville Fielke was appointed to the role of Senior Vice President Global Strategy and Business Development in November 2003.

Neville brings to Foster's more than 20 years experience within the fast moving consumer goods industry, including four years as CEO of Heinz Watties Australasia.

Neville has responsibility to build Foster's dedicated strategic planning function, and to identify and assess opportunities for profitable growth within the beverage sector. Neville will also be focused on contributing to the enhancement of Foster's capabilities as a global beverage company.

Shareholder Information

Contact the Share Register – Managed by Computershare

Callers from within Australia	Callers outside Australia
Telephone 1300 134 708	Telephone + 61 3 9615 5970
Facsimile (03) 9473 2469	Facsimile + 61 3 9473 2469

Postal address
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne VIC 3001

Foster's News is published by
Foster's Investor Relations
77 Southbank Boulevard, Southbank, VIC 3006
Telephone + 61 3 9633 2773
Website www.fostersgroup.com

Key Dates for 2004

EVENT	DATE
Half Year Results Announced – including interim dividend amount	10 February
Record Date for Interim Dividend	9 March
General Meeting	17 March
Interim Dividend Payable	2 April
End of Financial Year	30 June
Annual Results Announced	24 August**
Annual General Meeting	25 October**

**Dates subject to confirmation

Foster's Group Limited
ABN – 49 007 620 886

Foster's NEWS


Black Label
Crown Lager

Welcome to our first edition of Foster's News, our shareholder newsletter.

Foster's is making the transformation to a global multi-product alcohol beverages company and as shareholders and consumers of our fine products, we welcome you as part of that journey.

In This Issue

2 Company Overview
3 Half-Year Results
3 Interview with Walt Klenz
4 Foster's People
4 Shareholder Information
4 Key Dates

FOSTER'S GROUP



On the 9th of February 2004, the Board announced the intention of Ted Kunkel to step down as President and CEO of Foster's. Ted has been an outstanding leader for the last 12 years, guiding the company through a period of major restructuring and evolution. This has included taking the company from a domestic brewer to a global premium branded multi-beverage company.

With an advanced succession management plan in place, with both internal and external candidates being considered, your Directors believed that it was timely to make this announcement. The Board expects to be in a position to announce the new CEO prior to the end of this financial year.

Over the last four months, Foster's has conducted major capital management initiatives designed to return funds in excess of current requirements to shareholders. Having purchased the maximum level of shares possible through buy-back activities, we are now seeking Shareholder approval to purchase further shares. We have announced a General Meeting to be held on Wednesday, 17 March 2004 to seek Shareholder approval for this further activity.

I strongly encourage your participation in this key strategic event for the company and thank-you for your continued support.

Frank Swan
Chairman



Foster's has the strength and ability to grow from its diversified business base, across both geographies and products. Our balanced business model operates across all sectors of the alcohol beverage industry.

As a consumer focused organisation our continued success will be based on brand strength, the quality of our products and our ability to meet the needs of our customers and consumers. These attributes must be underpinned by disciplined financial management to generate strong returns for shareholders.

Since the Annual General Meeting in October 2003, we have completed the divestment of Australian Leisure & Hospitality (ALH), conducted major capital management initiatives through share buy-back activity, continued our product development activities across both beer and wine and announced a new organisational structure within Beringer Blass Wine Estates.

In the context of some of the most challenging market conditions we have seen for a long time, Foster's has recorded a moderate growth in normalised earnings, increased cash flow (after interest and tax) by over 30% and maintained beer and wine business margins above 20%. This is a testament to the strength and resilience of the Foster's business model.

The Foster's management team has confidence that the group's balanced business model and the market strength of our brands, provides the basis for Foster's to deliver improved returns to our shareholders.

Ted Kunkel
President and CEO

Company Overview

Foster's has a diversified business model which concentrates on building premium beverage brands. The company has four business units. Globally the company has over 8,500 employees and its products are distributed in over 160 countries across the globe.


CARLTON
DRAUGHT

Carlton & United Breweries

Carlton & United Breweries (CUB) is Australia's major multi-beverage company and leading brewer. It produces over half of all the country's beer, including iconic brands such as Victoria Bitter, Crown Lager and Carlton Draught. CUB manufactures and distributes a range of popular spirit and cider brands including Cougar Bourbon and Strongbow Cider.

CUB delivers directly to 21,000 customers and sells over a million cases of beer annually. As a consumer and customer focused company it is actively involved in new product development. In August CUB launched Empire – the first new full strength beer in ten years, Skyy Blue in October – a premium vodka, lime & soda in a bottle and relaunched Strongbow Cider in November with a campaign aimed at re-invigorating the cider category.

CUB prides itself on taking a leadership position in the beverage industry, through initiatives such as the "Enjoy Responsibly" campaign. This national initiative aims to promote the responsible use of alcohol while the establishment of the Retail Liquor Development Foundation was designed to assist in the maintenance of a vibrant and competitive retail liquor industry.

In October 2003, CUB was awarded "Supplier of the Year" at the Australian Liquor Awards in Sydney.


FOSTER'S LAGER
F

Foster's Brewing International

Foster's Brewing International (FBI) is the group's international beer division, responsible for the global management and development of Foster's Lager. FBI has operational facilities in China, Vietnam, India and the Pacific. Foster's Lager is currently ranked as the 7th international brand on a worldwide basis, distributed in more than 150 countries and selling more than 100 million cases annually. Foster's Lager, with growth of 9% for the six months to December 2003, was the winner of four gold medals at the Brewing Industry International Awards. FBI's focus continues to be on the international development of the Foster's brand. This includes the recent launch of Project Angel, a global project encompassing a broad range of initiatives aimed at ensuring the long-term premium value and profitability of the Foster's brand.


Gold Label

Beringer Blass Wine Estates

Beringer Blass Wine Estates (BBWE) is the world's leading premium table wine group, with exceptional market depth across the key growth markets of Australia, North America, Europe and Asia Pacific. BBWE operates a multiple-channel global growth strategy, including trade sales, consumer-direct sales and wine related services. The group's global wine brands include Wolf Blass, Beringer Vineyards and Matua Valley. BBWE has a range of regional wines including Yellowglen and Jamiesons Run in Australia and Chateau St. Jean and Stags' Leap in the United States.

Beringer Blass sells approximately 20 million cases per year of premium and luxury wines in 60 countries. In Australia, Wolf Blass is the number one Australian bottled wine by market value and has grown by over 30 per cent in the past 12 months. Globally, Wolf Blass has grown by over 23% in the last 12 months.

During the year Yellowglen was awarded the "Best Marketed Wine Brand" at the 2003 Liquor Industry Awards and BBWE was the 2003 Woolworths "Supplier of the Year" in the alcohol category. Wine quality continued to be recognised through wine show awards, including winning the prestigious Jimmy Watson Trophy for Saltram Estate's "The Eight Maker" 2002 Shiraz. New product launches such as Yellowglen Pink and the Wolf Blass Gold Label successfully occurred.



Lensworth Group

Foster's residential property division, Lensworth, is a leader in creating Australia's finest and most livable communities.

Lensworth lays the groundwork for entire communities, providing infrastructure such as roads, power, water, sewerage and essential services. Its philosophy is to maintain traditional lifestyle values while providing the benefits of modern urban design within a sustainable environment. Lensworth's premium property portfolio includes the Highlands project at Craigieburn in Melbourne, Glenmore Park in Western Sydney, North Lakes in Brisbane and Kawana Waters in Queensland.

Half Year Results

Foster's has reported moderate underlying earnings growth and strong cash flows for the six months to 31st December 2003, despite challenging market conditions.

Reported net profit after tax was $764.1 million, an increase of 127.9% on the half-year result for December 2002. The result included significant items associated with the gain on the disposal of Australian Leisure and Hospitality (ALH), partially off set by a write-down in the carrying values of some assets, predominately wine inventories. The normalised profit after tax (excluding amortisation, SGARA[1] and the discontinued business ALH) increased by 2.9%.

A summary of results for the half ended 31 December is contained in the following table. For more information on the half year results, visit the Foster's website at www.fostersgroup.com

(1) SGARA is the Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets"

Results Summary	HY04 $m	HY03 $m	Change %
Net Profit after Tax	764.1	335.3	127.9
Net significant items (after tax)	464.3	3.0	–
Normalised Net Profit (after tax)[2]	320.6	311.6	2.9
Normalised Operating Cashflow	286.9	211.9	35.4
Reported EPS (cents)	35.9	16.2	121.6
Normalised EPS (cents)	15.1	15.1	
Interim divided per share	8.75	8.25	6.1

Notes

(2) Normalised net profit is calculated post the adjustments for amortisation, SGARA, significant items and the discontinuing ALH business

EBITAS Summary	HY04 $m	HY03 $m	Change %
CUB Beverages	289.3	266.5	8.6
Wine	182.4	253.7	(28.1)
FBI	21.9	19.9	10.1
Lensworth	18.9	5.7	231.6
Corporate	(25.2)	(25.2)	0.0
Total Continuing Operations	487.3	520.6	(6.4)
ALH[4]	39.5	62.9	
Total EBITAS	526.8	583.5	(9.7)

Notes

(3) EBITAS is earnings before interest, tax, amortisation, significant items and SGARA.
(4) Contribution from ALH prior to separation via public float on 7 November 2003.

Highlights

- CUB performed very strongly with 8.6% EBITAS growth across the total CUB beverages portfolio (beer, spirits & cider), despite lower beer market volumes. The improved result was associated with a product mix shift towards premium beer, higher contributions from Ready to Drinks and disciplined pricing and promotional expenditure
- Foster's Brewing International (FBI) delivered solid earnings, up 10.1% driven by the growth in Foster's brand volume of 9% and improved performances across all operating business regions with the exception of America
- Beringer Blass Wine Estates's (BBWE) results were impacted by difficult trading conditions, particularly in North America. Trade Europe, Clubs and Services also contributed lower earnings, total down 28.1%
- Lensworth's earnings increased by 231.6% to $18.9 million mainly due to the timing of land sales settlements.
- Net profit after tax from the sale of the ALH business was $545.6 million, with after tax write downs in carrying values and restructuring costs of $81.3 million

Dividends

- Directors have declared an interim fully franked dividend of 8.75 cents an increase of 6.1% on the corresponding period

Interview Walt Klenz


BERINGER

What are the main factors that have influenced the half-year performance of BBWE?

Given the importance of North American wine to BBWE's total earnings, it is clear that the major factor influencing our half year results has been the impact of wine oversupply in the US.

Economic conditions and large new plantings in the late 90s have resulted in an oversupply of wine, which in turn have led to a new phenomenon – the emergence of extreme value wine, the most notable being nicknamed "Two Buck Chuck". It's actually reasonable quality wine at very competitive prices – US$2-$3.

Consumers have been enticed by this offer and many have shifted to purchasing these lower priced wines, particularly in the major Californian market. The effect on BBWE and other suppliers is that growth in the higher priced categories – US$6-8 and US$8-$12 has slowed appreciably.

It is important to keep in mind that the emergence of extreme value wines and the resulting slower growth in premium wines are temporary or cyclical factors. They reflect a supply excess – one that is now moving back towards a greater balance.

Slower growth in our main premium wine brands has impacted both revenue and margins. To remain competitive and maintain our market presence, we have needed to invest more heavily in promotional programmes, which has led to a contraction in margins. Our unit costs have also risen as we have blended higher cost wines in excess of current requirements into our $6-$8 wines.

Despite this tough US environment, we have made advances in building our premium branded wine portfolio globally. The Trade Asia Pacific business achieved very pleasing results, up approximately 13% in volume on the previous year – more than three times



Walt Klenz is the Managing Director of Beringer Blass Wine Estates (BBWE) and runs the global wine business, which is comprised of three separate business channels, Trade, Clubs and Services. Walt has had over 30 years experience in the wine industry.

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 12-Feb-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	30,972,548	1,475,000
4	Total consideration paid or payable for the shares	$139,743,380	$6,406,801

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.27 date: 11-Feb-04	highest price paid: $4.35 lowest price paid: $4.34 highest price allowed under rule 7.33: $4.52

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	5,239,035

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13-Feb-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

12 February 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Document to be sent to all shareholders

In accordance with Listing Rule 3.17, we attach a copy of a newsletter that will be sent to all shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

Walt Klenz Interview continued from page 3

the rate of growth of the Australian bottled table wine market. The growth of our core brands, Wolf Blass and Yellowglen has continued to drive performance.

In Europe, while we were affected by softer sales on the Continent, our key UK business, led by Wolf Blass, which is imported from Australia, grew over 20% and we maintain a premium pricing position in this market.

What has been the strategy to manage through the recent market conditions?

Our focus continues to be building and maintaining Beringer Blass as a premium wine company.

I have said that in the US, we have had to spend more promotional dollars to maintain our market presence. But we have been disciplined to ensure that we don't shift products out of their key price points.

We have continued to work closely with our distributors, our customers and end consumers to build the market presence of our brands.

Beringer Blass maintains enviable margins and has generated strengthened cash flows, despite the lower earnings contribution. However, in light of tough market conditions, we have redoubled our efforts to extract operational efficiencies and improve returns from our global wine business. Jamie Odell's appointment (as discussed in the *Foster's People* section) is an important driver for a comprehensive review of all aspects of our business.

What is the outlook for the BBWE business?

I continue to have great confidence in the outlook for the premium wine market despite the recent highly competitive trading conditions.

There is no doubt that the trends are favourable for increased wine consumption and, more importantly, for wine drinkers "trading -up" in both wine quality and what they spend on wine. Beringer Blass's approach is based on building premium, consumer recognised brands and developing excellent relationships with our customers.

Our global success with the Wolf Blass brand, the undoubted position of Beringer as a key leading US premium brand, our ability to innovate and build brand recognition and our unrelenting focus on the cost and capital efficiencies in our business, are key to the delivery of value to our shareholders.

Foster's People

Foster's has recently announced the creation of new senior management positions to assist with the next phase of Foster's growth. A revised global organisational structure for BBWE Trade has been implemented to provide dedicated management focus to drive the business globally, enhance global brand management capabilities and deliver supply chain efficiencies. The appointments of Jamie Odell and Neville Fielke are profiled below.



Jamie Odell

As part of the Beringer Blass global trade restructure, Jamie Odell has been appointed to the newly created role of Chief Operating Officer Global Trade. Jamie will have responsibility for the global Wine Trade operations in North America, Europe and Asia Pacific.

He will also be responsible for global supply chain management and the wine services business. Jamie has over 24 years experience in the beverage industry in Australia, Asia and the UK. He was previously Managing Director Trade Asia Pacific for Beringer Blass.

Jamie's key objectives include a complete review of the wine trade division and the implementation of programmes to improve profitability and returns across the business.



Neville Fielke

Neville Fielke was appointed to the role of Senior Vice President Global Strategy and Business Development in November 2003.

Neville brings to Foster's more than 20 years experience within the fast moving consumer goods industry, including four years as CEO of Heinz Watties Australasia.

Neville has responsibility to build Foster's dedicated strategic planning function, and to identify and assess opportunities for profitable growth within the beverage sector. Neville will also be focused on contributing to the enhancement of Foster's capabilities as a global beverage company.

Shareholder Information

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Foster's News is published by
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Website www.fostersgroup.com

Key Dates for 2004

EVENT	DATE
Half Year Results Announced – including interim dividend amount	10 February
Record Date for Interim Dividend	9 March
General Meeting	17 March
Interim Dividend Payable	2 April
End of Financial Year	30 June
Annual Results Announced	24 August**
Annual General Meeting	25 October**

**Dates subject to confirmation

Foster's Group Limited
ABN – 49 007 620 886

Foster's NEWS


Black Label
Carlton
Crown Lager

Welcome to our first edition of Foster's News, our shareholder newsletter.

Foster's is making the transformation to a global multi-product alcohol beverages company and as shareholders and consumers of our fine products, we welcome you as part of that journey.

In This Issue

2 Company Overview
3 Half Year Results
3 Interview with Walt Klenz
4 Foster's People
4 Shareholder Information
4 Key Dates

FOSTER'S GROUP



On the 9th of February 2004, the Board announced the intention of Ted Kunkel to step down as President and CEO of Foster's. Ted has been an outstanding leader for the last 12 years, guiding the company through a period of major restructuring and evolution. This has included taking the company from a domestic brewer to a global premium branded multi-beverage company.

With an advanced succession management plan in place, with both internal and external candidates being considered, your Directors believed that it was timely to make this announcement. The Board expects to be in a position to announce the new CEO prior to the end of this financial year.

Over the last four months, Foster's has conducted major capital management initiatives designed to return funds in excess of current requirements to shareholders. Having purchased the maximum level of shares possible through buy-back activities, we are now seeking Shareholder approval to purchase further shares. We have announced a General Meeting to be held on Wednesday, 17 March 2004 to seek Shareholder approval for this further activity.

I strongly encourage your participation in this key strategic event for the company and thank-you for your continued support.

Frank Swan
Chairman



Foster's has the strength and ability to grow from its diversified business base, across both geographies and products. Our balanced business model operates across all sectors of the alcohol beverage industry.

As a consumer-focused organisation our continued success will be based on brand strength, the quality of our products and our ability to meet the needs of our customers and consumers. These attributes must be underpinned by disciplined financial management to generate strong returns for shareholders.

Since the Annual General Meeting in October 2003, we have completed the divestment of Australian Leisure & Hospitality (ALH), conducted major capital management initiatives through share buy-back activity, continued our product development activities across both beer and wine and announced a new organisational structure within Beringer Blass Wine Estates.

In the context of some of the most challenging market conditions we have seen for a long time, Foster's has recorded a moderate growth in normalised earnings, increased cash flow (after interest and tax) by over 30% and maintained beer and wine business margins above 20%. This is a testament to the strength and resilience of the Foster's business model.

The Foster's management team has confidence that the group's balanced business model and the market strength of our brands, provides the basis for Foster's to deliver improved returns to our shareholders.

Ted Kunkel
President and CEO

Company Overview

Foster's has a diversified business model which concentrates on building premium beverage brands. The company has four business units. Globally the company has over 8,500 employees and its products are distributed in over 160 countries across the globe.


CARLTON
DRAUGHT

Carlton & United Breweries

Carlton & United Breweries (CUB) is Australia's major multi-beverage company and leading brewer. It produces over half of all the country's beer, including iconic brands such as Victoria Bitter, Crown Lager and Carlton Draught. CUB manufactures and distributes a range of popular spirit and cider brands including Cougar Bourbon and Strongbow Cider.

CUB delivers directly to 21,000 customers and sells over a million cases of beer annually. As a consumer and customer focused company it is actively involved in new product development. In August CUB launched Empire – the first new full strength beer in ten years, Skyy Blue in October – a premium vodka, lime & soda in a bottle and relaunched Strongbow Cider in November with a campaign aimed at re-invigorating the cider category.

CUB prides itself on taking a leadership position in the beverage industry, through initiatives such as the "Enjoy Responsibly" campaign. This national initiative aims to promote the responsible use of alcohol while the establishment of the Retail Liquor Development Foundation was designed to assist in the maintenance of a vibrant and competitive retail liquor industry.

In October 2003, CUB was awarded "Supplier of the Year" at the Australian Liquor Awards in Sydney.


FOSTER'S LAGER
F

Foster's Brewing International

Foster's Brewing International (FBI) is the group's international beer division, responsible for the global management and development of Foster's Lager. FBI has operational facilities in China, Vietnam, India and the Pacific. Foster's Lager is currently ranked as the 7th international brand on a worldwide basis, distributed in more than 150 countries and selling more than 100 million cases annually. Foster's Lager, with growth of 9% for the six months to December 2003, was the winner of four gold medals at the Brewing Industry International Awards. FBI's focus continues to be on the international development of the Foster's brand. This includes the recent launch of Project Angel, a global project encompassing a broad range of initiatives aimed at ensuring the long-term premium value and profitability of the Foster's brand.


Gold Label

Beringer Blass Wine Estates

Beringer Blass Wine Estates (BBWE) is the world's leading premium table wine group, with exceptional market depth across the key growth markets of Australia, North America, Europe and Asia Pacific. BBWE operates a multiple-channel global growth strategy, including trade sales, consumer-direct sales and wine related services. The group's global wine brands include Wolf Blass, Beringer Vineyards and Matua Valley. BBWE has a range of regional wines including Yellowglen and Jamiesons Run in Australia and Chateau St. Jean and Stags' Leap in the United States.

Beringer Blass sells approximately 20 million cases per year of premium and luxury wines in 60 countries. In Australia, Wolf Blass is the number one Australian bottled wine by market value and has grown by over 30 per cent in the past 12 months. Globally, Wolf Blass has grown by over 23% in the last 12 months.

During the year Yellowglen was awarded the "Best Marketed Wine Brand" at the 2003 Liquor Industry Awards and BBWE was the 2003 Woolworths "Supplier of the Year" in the alcohol category. Wine quality continued to be recognised through wine show awards, including winning the prestigious Jimmy Watson Trophy for Saltram Estate's "The Eight Maker" 2002 Shiraz. New product launches such as Yellowglen Pink and the Wolf Blass Gold Label successfully occurred.



Lensworth Group

Foster's residential property division, Lensworth, is a leader in creating Australia's finest and most livable communities.

Lensworth lays the groundwork for entire communities, providing infrastructure such as roads, power, water, sewerage and essential services. Its philosophy is to maintain traditional lifestyle values while providing the benefits of modern urban design within a sustainable environment. Lensworth's premium property portfolio includes the Highlands project at Craigieburn in Melbourne, Glenmore Park in Western Sydney, North Lakes in Brisbane and Kawana Waters in Queensland.

Half-Year Results

Foster's has reported moderate underlying earnings growth and strong cash flows for the six months to 31st December 2003, despite challenging market conditions.

Reported net profit after tax was $764.1 million, an increase of 127.9% on the half-year result for December 2002. The result included significant items associated with the gain on the disposal of Australian Leisure and Hospitality (ALH), partially off set by a write-down in the carrying values of some assets, predominately wine inventories. The normalised profit after tax (excluding amortisation, SGARA[1] and the discontinued business ALH) increased by 2.9%.

A summary of results for the half ended 31 December is contained in the following table. For more information on the half-year results, visit the Foster's website at www.fostersgroup.com

(1) SGARA is the Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets"

Results Summary	HY04 $m	HY03 $m	Change %
Net Profit after Tax	764.1	335.3	127.9
Net significant items (after tax)	464.3	3.0	–
Normalised Net Profit (after tax)[2]	320.6	311.6	2.9
Normalised Operating Cashflow	286.9	211.9	35.4
Reported EPS (cents)	35.9	16.2	121.6
Normalised EPS (cents)	15.1	15.1	
Interim dividend per share	8.75	8.25	6.1

Notes

(2) Normalised net profit is calculated post the adjustments for amortisation, SGARA, significant items and the discontinuing ALH business

EBITAS Summary[3]	HY04 $m	HY03 $m	Change %
CUB Beverages	289.3	266.5	8.6
Wine	182.4	253.7	(28.1)
FBI	21.9	19.9	10.1
Lensworth	18.9	5.7	231.6
Corporate	(25.2)	(25.2)	0.0
Total Continuing Operations	487.3	520.6	(6.4)
ALH[4]	39.5	62.9	
Total EBITAS	526.8	583.5	(9.7)

Notes

(3) EBITAS is earnings before interest, tax, amortisation, significant items and SGARA.
(4) Contribution from ALH prior to separation via public float on 7 November 2003.

Highlights

- CUB performed very strongly with 8.6% EBITAS growth across the total CUB beverages portfolio (beer, spirits & cider), despite lower beer market volumes. The improved result was associated with a product mix shift towards premium beer, higher contributions from Ready to Drinks and disciplined pricing and promotional expenditure
- Foster's Brewing International (FBI) delivered solid earnings, up 10.1% driven by the growth in Foster's brand volume of 9% and improved performances across all operating business regions with the exception of America
- Beringer Blass Wine Estates's (BBWE) results were impacted by difficult trading conditions, particularly in North America. Trade Europe, Clubs and Services also contributed lower earnings, total down 28.1%
- Lensworth's earnings increased by 231.6% to $18.9 million mainly due to the timing of land sales settlements.
- Net profit after tax from the sale of the ALH business was $545.6 million, with after tax write downs in carrying values and restructuring costs of $81.3 million

Dividends

- Directors have declared an interim fully franked dividend of 8.75 cents an increase of 6.1% on the corresponding period

Interview Walt Klenz


BERINGER

What are the main factors that have influenced the half-year performance of BBWE?

Given the importance of North American wine to BBWE's total earnings, it is clear that the major factor influencing our half-year results has been the impact of wine oversupply in the US.

Economic conditions and large new plantings in the late 90s have resulted in an oversupply of wine, which in turn have led to a new phenomenon – the emergence of extreme value wine, the most notable being nicknamed "Two Buck Chuck". It's actually reasonable quality wine at very competitive prices – US$2-$3.

Consumers have been enticed by this offer and many have shifted to purchasing these lower priced wines, particularly in the major Californian market. The effect on BBWE and other suppliers is that growth in the higher priced categories – US$6-8 and US$8-$12 has slowed appreciably.

It is important to keep in mind that the emergence of extreme value wines and the resulting slower growth in premium wines are temporary or cyclical factors. They reflect a supply excess – one that is now moving back towards a greater balance.

Slower growth in our main premium wine brands has impacted both revenue and margins. To remain competitive and maintain our market presence, we have needed to invest more heavily in promotional programmes, which has led to a contraction in margins. Our unit costs have also risen as we have blended higher cost wines in excess of current requirements into our $6-$8 wines.

Despite this tough US environment, we have made advances in building our premium branded wine portfolio globally. The Trade Asia Pacific business achieved very pleasing results, up approximately 13% in volume on the previous year – more than three times.



Walt Klenz is the Managing Director of Beringer Blass Wine Estates (BBWE) and runs the global wine business, which is comprised of three separate business channels, Trade, Clubs and Services. Walt has had over 30 years experience in the wine industry.